SEC FILE NUMBER
001-41519
CUSIP NUMBER
233276104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

dMY Squared Technology Group, Inc.

Full Name of Registrant

Former Name if Applicable

1180 North Town Center Drive, Suite 100

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89144

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by dMY Squared Technology Group, Inc. (the “Company”) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2025, in connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), the Company determined that the its previously issued unaudited condensed financial statements contained in its (i) Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2024, filed with the SEC on May 15, 2024, (ii) Quarterly Report on Form 10-Q as of and for the three and six months ended June 30, 2024, filed with the SEC on August 14, 2024, and (iii) Quarterly Report on Form 10-Q as of and for the three and nine months ended September 30, 2024, filed with the SEC on November 14, 2024 (collectively, the “Affected Periods”), should no longer be relied upon due to errors in the redemption value of Class A common stock subject to possible redemption and accumulated deficit presented in the balance sheets for each of the Affected Periods. The Company intends to present the restatement of certain affected line items of the unaudited condensed balance sheets as of March 31, 2024, June 30, 2024 and September 30, 2024 within the Company’s forthcoming 2024 Form 10-K.

Due to the time and effort devoted to the restatement of such line items for the Affected Periods, the Company has determined that it is unable, without unreasonable effort or expense, to file its 2024 Form 10-K by the prescribed due date. The Company expects to file the 2024 Form 10-K within fifteen calendar days of the due date thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harry L. You	(702)	781-4313
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the 2024 Form 10-K and the restatement of the financial statements for the Affected Periods. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations expressed or implied by the forward-looking statements. The important factors include, but are not limited to: the finalization of the Company’s financial statements for the fiscal year ended December 31, 2024 and the restatement of the affected line items of the Affected Periods; the timing and results of the Company’s review of its effectiveness of internal control over financial reporting and related disclosure controls and procedures; risks relating to the substantial costs and diversion of management’s and other personnel’s attention and resources deployed to address the restatement and internal control matters; the risk that the restatement of the Affected Periods will take longer than anticipated; adverse effects on the Company’s business related to the disclosures made in this Form 12b-25 or the initiation of new legal proceedings; and volatility of the Company’s stock price; as well as the business, financial, and accounting risks and the other important risk factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 1, 2024, and the Company’s other filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

dMY Squared Technology Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Harry L. You
Harry L. You
Chief Executive Officer, Chief Financial Officer and Chairman